EXHIBIT 21

The following are the subsidiaries of the Company. All of the subsidiaries are wholly-owned by the Company.

1.       SmithAgency.com, Inc., a Florida corporation.

2.       QuikBIZ Media Group, Inc., a Florida corporation.

3.       QBIZ Business Centers, Inc., a Nevada corporation.

4.       Mason Strategic Communications, Inc., a Florida corporation.